# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrise New Energy Co., Ltd., CIK 0001780731
CUSIP: G3932F106
Title of class of securities: Ordinary shares
Address of issuer's principal executive offices: R703 W R&D BLDG,ZIBO SCIENCE & TECH PARK, NO. 69 SANYING ROAD ZHANGDIAN DISTRICT, ZIBO CITY, SHANDONG PROVINCE, China (F4), 255000
Date of event which requires filing of this statement: 11/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001738071

## Reporting persons
- Yong Rong (HK) Asset Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 7,000,000; shared voting power 0; sole dispositive power 7,000,000; shared dispositive power 0; aggregate amount beneficially owned 7,000,000 (18.1% of the class)

## Item 1. Issuer
Name of issuer: Sunrise New Energy Co., Ltd.
Address of issuer's principal executive offices: R703 W R&D BLDG,ZIBO SCIENCE & TECH PARK, NO. 69 SANYING ROAD ZHANGDIAN DISTRICT, ZIBO CITY, SHANDONG PROVINCE, CHINA, 255000

## Item 2. Person Filing
Name of person filing: Yong Rong (HK) Asset Management Ltd
Address of principal business office or, if none, residence: Unit 1702, 17/F, Infinitus Plaza, 199 Des Voeux Road Central, Sheung Wan, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7000000
Percent of class: 18.07
Sole power to vote or to direct the vote: 7000000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7000000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yong Rong (HK) Asset Management Ltd: Huang Yong, Director (11/20/2025)